Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900
Fax    : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

January 24, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Propofol Injectable Emulsion, USP in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of

Propofol Injectable Emulsion, USP in the U.S. Market

Hyderabad, India, January 24, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. January 24, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Propofol Injectable Emulsion, USP, a therapeutic equivalent generic version of DIPRIVAN (propofol) Injectable Emulsion, USP, approved by the U.S. Food and Drug Administration (USFDA).

Dr. Reddy’s is committed to providing affordable and innovative medicines for healthier lives. To that end, Dr. Reddy’s neither condones nor supports the off-label use or misuse of its drugs. In the strongest possible terms, Dr. Reddy’s objects to the use of any of its products to facilitate or otherwise aid lethal injections. Consistent with this position, Dr. Reddy’s uses distribution controls to market Propofol Injectable Emulsion, USP. Dr. Reddy’s will not accept orders from correctional facilities and prison systems whose intended use of the product is to aid in lethal injection. We require the same commitment from our wholesalers and distributors.

The Diprivan brand and generic had U.S. sales of approximately $310 million MAT for the most recent twelve months ending in November 2018 according to IMS Health*.

Dr. Reddy’s Propofol Injectable Emulsion, USP is available in 10 mg/mL vials for Single Patient Use Only.

Please click below for Full Prescribing Information.

http://www.drreddys.com/pi/Propofol_Package Insert.pdf

Diprivan is a trademark of Fresenius Kabi USA, LLC.

*IMS National Sales Perspective: Retail and Non-Retail MAT November 2018

RDY-0119-233

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.